Exhibit 12.1  Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
Ratio of earnings to fixed charges	2009	2008	2007	2006	2005
	(Dollars in Thousands)
Earnings:
Income from continuing operations before taxes	$6,053	$7,409	$923	$569	$8,830
Fixed charges excluding deposits	10,337	10,808	9,795	10,969	11,697
Subtotal	16,390	18,217	10,718	11,538	20,527
Interest on deposits	12,308	13,287	20,835	18,005	11,599
Total	$28,698	$31,504	$31,553	$29,543	$32,126

Fixed Charges:
Interest excluding deposits	$10,337	$10,808	$9,795	$10,969	$11,697
Interest on deposits	12,308	13,287	20,835	18,005	11,599
Total	$22,645	$24,095	$30,630	$28,974	$23,296

Ratio of earnings to fixed charges:
Excluding interest on deposits	1.59	1.69	1.09	1.05	1.75
Including interest on deposits	1.27	1.31	1.03	1.02	1.38